Exhibit 99.1

Kamada Announces Kedrion Exercised its Option for Two-Year Extension of KEDRAB® Distribution Agreement in the U.S.

●	The Extended Agreement Term is Until March 2026
●	The Company Generated Approximately $16 Million in Revenue from Sales of KEDRAB to Kedrion in 2022 and Anticipates a Significant Increase in 2023

REHOVOT, Israel, and Hoboken, NJ – July 12, 2023 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA) (“Kamada” or the “Company”), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that Kedrion has exercised its option to extend the distribution agreement between the parties in the U.S. for KEDRAB® (Rabies Immune Globulin [Human]), which is indicated for passive, transient post-exposure prophylaxis (PEP) of rabies infection to persons of all ages when given immediately after contact with a rabid or possibly rabid animal. The current agreement now extends through March 2026, and the companies are in discussions to potentially further expand the scope of the collaboration.

“We are pleased that Kedrion has exercised its option to extend this important distribution agreement for an additional two years,” said Amir London, CEO of Kamada. “Rabies is still present in the U.S and is transmitted by wild animals. Our collaboration with Kedrion contributed to the promotion of KEDRAB and, through disease awareness campaigns, we achieved substantial growth and gained share in the U.S. market, which is estimated to be over $150 million annually. During 2022, we generated approximately $16 million in revenues from sales of KEDRAB to Kedrion for further distribution in the U.S. market and we anticipate a significant increase in sales of the product this year.”

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) potential expansion of the scope of the collaboration between Kamada and Kedrion, (2) an anticipation of a significant increase in sales of the product to Kedrion in 2023 compared to 2022, and (3) the anti-rabies IgG market, which is estimated to be over $150 million annually. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the continued success of KEDRAB, competition to KEDRAB and market conditions relating to KEDRAB, as well as risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com